Exhibit 1.01

Tata Motors Limited

Conflict Minerals Report for the year ended December 31, 2015

This Conflict Minerals Report (“CMR”) of Tata Motors Limited (“TML”, “we”, “us”) for the year ended December 31, 2015 is presented to comply with Rule 13p-1 of the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Capitalized terms used but not defined herein have the meanings set forth in our Specialized Disclosure Report on Form SD (“SD Report”) for the year ended December 31, 2015. Except as otherwise expressly indicated, this CMR includes information pertaining to the manufacturing activities of TML in India (“TML India”) and those of its significant vehicle manufacturing subsidiaries, Jaguar Land Rover Automotive plc (“JLR”) and Tata Daewoo Commercial Vehicles Company Limited (“TDCV”). JLR and TDCV are hereinafter collectively referred to as the “subsidiaries”.

Section 1: Products Overview

TML manufactures and sells a range of automobiles and automotive products in the following segments:

•	Passenger;

•	Utility;

•	Light Commercial;

•	Medium Commercial; and

•	Heavy Commercial.

TML’s automotive vehicles and products are manufactured using a variety of materials and components. Based on an internal assessment, TML has determined that certain 3TG Minerals, defined in Form SD to include cassiterite, columbite-tantalite, gold, wolframite and their derivatives, tin, tantalum, tungsten and gold, may be necessary to the functionality or production of the components contained in products manufactured or contracted to be manufactured by TML – for example, electronics, chassis, powertrains, HVAC systems and trims.

Section 2: Supply Chain Overview

For the 2015 reporting year, TML India, JLR and TDCV collectively had a network of over 2,000 suppliers, which supplied over 126,000 distinct components. TML does not directly purchase ore or unrefined 3TG Minerals from mines, and the mines producing minerals and the smelters who can provide relevant information regarding the source of 3TG Minerals are several tiers down in the supply chain from its direct suppliers. As a result, TML relies on its suppliers to provide information on the origin of the 3TG Minerals contained in components and materials supplied to TML, including with respect to sources of 3TG Minerals that are supplied initially to TML’s suppliers by sub-tier suppliers.

TML’s manufacturing operations comprise:

•	Six manufacturing units in India associated with operations of TML India, which procured in excess of 80,000 different components from 1,069 direct suppliers during the year ended December 31, 2015, the majority of which are located in India;

•	Four manufacturing units in the United Kingdom, one manufacturing unit which is a joint venture in China and one assembly plant in India associated with operations of JLR, which procured in excess of 26,000 directly ordered parts from 695 direct suppliers during the year ended December 31, 2015; and

•	One manufacturing unit in South Korea associated with operations of TDCV, which procured in excess of 20,000 components from 273 direct suppliers during the year ended December 31, 2015, the majority of which are located in South Korea.

TML continues to educate its supplier base regarding the Conflict Minerals disclosure requirements through online portals (Supplier Relationship Management, Achilles Automotive and i-point), vendor council meetings and communications by senior procurement executives. In accordance with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict Affected and High-Risk Areas (the “OECD Guidance”), TML has adopted the following supply chain policy on Conflict Minerals (the “Conflict Minerals Policy”).

Tata Motors Limited Supply Chain Conflict Minerals Policy

Commitment to Sourcing Responsibly

Tata Motors Limited (“TML”) is committed to promoting and supporting various laws that aim to prevent the use of minerals that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or its adjoining countries (the “Covered Countries”), as contemplated under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) and the rules and regulations promulgated thereunder (“Conflict Minerals”).

TML is committed to sourcing products and materials from companies that share its values around human rights, ethics and environmental responsibility. Consistent with the spirit of related laws, rules and regulations regarding responsible sourcing and Conflict Minerals, including those promulgated under U.S. law, TML is committed to sourcing minerals in a responsible manner.

Tata Motors Limited Supplier Expectations

•	To ensure its commitment to support the objectives of the Dodd-Frank Act and other similar laws, TML requires its suppliers to comply with the Conflict Minerals reporting requirements and to engage in due diligence of their supply chains in accordance with an internationally recognized framework, such as the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

•	TML requires its suppliers to state whether the parts supplied to TML consist of 3TG Minerals (defined to include cassiterite, columbite-tantalite, gold, wolframite and their derivatives, tin, tantalum, tungsten and gold) and to report the source of the 3TG Minerals included in their parts supplied to TML.

•	To achieve the ultimate objective of sourcing minerals from conflict free zones, TML constantly encourages its suppliers to source minerals responsibly with certified conflict-free smelters, wherever possible, to increase TML’s level of confidence that the parts in its vehicles are sourced responsibly.

•	Suppliers currently sourcing minerals with suspected links to the Covered Countries may continue to do so as long as they continue to exhibit substantial efforts to trace the exact origin of 3TG Minerals used in the components supplied to TML.

•	TML is committed to elimination of procurement, as and when commercially practical, of products containing Conflict Minerals.

•	TML will evaluate its willingness to continue its partnership with each supplier based on such supplier’s efforts to prevent the procurement of Conflict Minerals.

Suppliers and other external parties are encouraged to contact TML at ConflictMinerals@tatamotors.com, if they wish to seek guidance on this Conflict Minerals Policy or report concerns.

Section 3: TML’s RCOI and due diligence for the year ended December 31, 2015

A.	TML Conflict Mineral Reporting Team

During the 2015 reporting year, TML India’s Cross Functional Core Team (“CFCT”), which is comprised of selected experts from various divisions, including Purchasing & Supply Chain, Materials, Design and Legal along with the support teams from Sustainability, Finance, Information Technology and Internal Audit, devised an action plan for its Conflict Minerals Compliance Program (“CMCP”) for TML India and coordinated with corresponding CFCTs of JLR and TDCV to conduct appropriate diligence, and to prepare and file the SD Report and CMR for 2015. The reporting structure reflects: (i) the unique line of products offered by the relevant subsidiaries and (ii) the use of different supply chains and procurement systems by each of the relevant subsidiaries.

B.	Actions to facilitate TML’s Conflict Mineral Compliance Program

TML performed its RCOI process with respect to manufacturing operations and suppliers of TML India, JLR and TDCV, which together represented substantially all of TML’s consolidated revenues for the fiscal year ended March 31, 2016. Each of TML India, JLR and TDCV used the CMRT Questionnaire, a web-based survey tool developed by the Conflict Free Sourcing Initiative for collecting responses from their respective supplier bases as part of their RCOI process. However, each of these entities followed independent procedures in reaching out to their respective supplier base as part of this exercise.

In addition to the RCOI process using the CMRT Questionnaire, each of TML India, JLR and TDCV conducted further inquiries with respect to its suppliers in order to trace the precise source and chain of custody of the 3TG Minerals.

Each year, TML is determined to increase the percentage of its suppliers that are queried in order to gain comprehensive visibility into its supply chain, with the goal of covering 100% of its supplier base and determining with certainty the origin of all the 3TG Minerals used in TML vehicles and products.

TML aims to structure its due diligence processes in accordance with the OECD Guidance, which sets forth the following five steps for establishing a responsible supply chain: (i) establishing strong company management systems, (ii) identifying and assessing risks in the supply chain, (iii) designing and implementing a strategy to respond to identified risks, (iv) carrying out an independent third party audit of supply chain due diligence at identified points in the supply chain, and (v) reporting annually on supply chain due diligence.

The procedures followed by each entity are described below.

1.	(a) TML India RCOI process

The operations department of TML India’s Purchasing & Supply Chain division was designated with the responsibility of communicating with TML India’s suppliers. TML India has distributed the CMRT Questionnaire to approximately 87% of TML India’s total suppliers (representing 90% of annual purchase of value) (as compared to 50% of total suppliers, representing 70% of annual purchase value in 2014). For the reporting year 2015, TML worked to expand its supplier outreach by targeting additional critical suppliers in order to fulfill its commitment toward the Conflict Minerals Compliance Program.

TML India’s CFCT deployed a web-based survey tool for the purpose of collecting responses for the RCOI process using the CMRT Questionnaire, which allows for year-over-year aggregation analysis. Commencing in 2014, apart from directly contacting its supplier base, TML India implemented the process of identifying components within its products that are likely to contain 3TG Minerals and the corresponding suppliers supplying those components. Through this process, TML India identified 177 potential suppliers of materials and components containing 3TG Minerals. This list of 177 suppliers was compared to the responses of 234 suppliers received through the CMRT Questionnaire for purposes of the 2015 reporting year, which analysis identified discrepancies between the responses from 23 suppliers and TML India’s internal data. In order to conduct further verification of the data, further queries were made of these potential 3TG Mineral Suppliers to conclusively determine whether they are supplying components containing 3TG minerals and if such 3TG minerals are sourced from conflict areas. TML India also verified the responses of 61 suppliers who admitted that they are supplying components containing 3TG Minerals. Based on these responses it revised its list of potential 3TG Minerals suppliers and identified 182 suppliers of materials and components likely to contain 3TG Minerals.

RCOI Results

The RCOI data for TML India cannot at this stage be attributed to a specific product or product-category level. The process of collecting and analyzing RCOI data is ongoing, and TML India intends to pursue and refine this process going forward, with an increased focus on suppliers identified by TML India as being likely suppliers of components containing 3TG Minerals. Of the 932 suppliers with 90% annual purchase value queried by TML India, approximately 40% responded to the CMRT Questionnaire. Of the suppliers that have been queried, as of the date of this CMR:

•	308 suppliers have responded that they do not supply components containing any 3TG Minerals; TML India is in the process of conducting further verification and analysis of the responses.

•	67 suppliers have responded that their components include one or more 3TG Minerals. However, their responses to the CMRT Questionnaire do not in all cases provide sufficient detail to trace the precise source and chain of custody of the 3TG Minerals. TML India is engaging in further verification of these responses and strategizing on further inquiries in order to obtain further information regarding the underlying supply chain.

•	557 responses from suppliers remain pending.

Though TML India has witnessed gradual progress in responsiveness of its suppliers there are still several suppliers who have as yet been unable or unwilling to respond. In order to address this, TML India will specifically focus more on supplier awareness by preparing training modules and other informatory modules apprising them about the importance of this program and persuading them to participate by making complete disclosures. Apart from this, TML India also plans to organize supplier meets, thus providing them a forum to address their views and concerns.

(b) TML communication with actual and potential 3TG Mineral suppliers

As described above, during the reporting year 2015, TML India’s analysis identified discrepancies between the responses from 23 suppliers (representing approximately 2% of annual purchase value) and TML India’s internal data. A detailed questionnaire was prepared for follow-up with respect to these 23 suppliers. Out of these 23 suppliers, 20 have responded as of the date of this CMR and provided information regarding their smelter facilities, policy initiatives and supply program as described below.

•	9 suppliers have affirmed that they source one or more 3TG Minerals from conflict free sources. These responses are under evaluation and subject to further due diligence to determine whether the ultimate sources are conflict free.

•	14 suppliers stated that they have adopted a formal policy governing procurement and use of 3TG Minerals in their operations. 6 suppliers denied the same. TML aims to assist these suppliers in formulating a conflict minerals policy.

•	10 suppliers stated that they participate in conflict free sourcing programs.

While the RCOI and supply chain due diligence process is ongoing, as of the date of this CMR, none of TML India’s suppliers have indicated that 3TG Minerals originating from any Covered Country have definitively been included in the components supplied to TML India.

2.	JLR RCOI process and independent review

JLR used the CMRT Questionnaire to gather information from its suppliers. The CMRT Questionnaire was distributed to JLR’s strategic production suppliers either directly by JLR or by using Achilles Automotive, a third-party platform. Due to the extensive use of 3TG Minerals within the JLR supplied components (particularly electronics and alloys) as identified through the International Materials Database System (“IMDS”) (over 200,000 components), JLR focused its supply chain enquiries at a supplier level rather than at a component level. Responses were cross-checked using the IMDS, through which JLR’s production suppliers are required to report all materials contained within components supplied to JLR.

RCOI results

The RCOI data for JLR was received at a supplier level and cannot be attributed to a specific product or product category level at this stage. For the reporting year 2015, JLR adopted an approach based on annual purchase value of the suppliers similar to that of TML India and communicated with approximately 87% (601) of its total production suppliers covering 95% of value of annual production value for the fiscal year ended March 31, 2015. This included its strategic suppliers with group sales to JLR of over £20m. This compares to 76% of its supplier base, which represents 89% of annual purchase value queried during the 2014 reporting year. JLR aims to gradually cover 100% of its supplier base in the coming years. Responses were received from approximately 47% (34% for the 2014 reporting year) of the 601 suppliers who were invited by JLR to respond to the CMRT Questionnaire. The responding suppliers included all of JLR’s strategic production suppliers. Of the suppliers queried:

•	206 confirmed that they do not supply components containing any 3TG Minerals. With respect to these 206 suppliers who have responded that they do not supply components containing any 3TG Minerals, JLR intends to conduct further verification, including by comparing the responses to the information present in the IMDS system.

•	76 responded that their components include one or more 3TG Minerals. However, their responses to the CMRT Questionnaire do not in all cases provide sufficient detail to trace the precise source and chain of custody of the 3TG Minerals. JLR intends to conduct further inquiries with respect to these suppliers based on their feedback.

•	319 responses from suppliers remain pending as of the date of this CMR. With respect to these 319 responses, as with TML India, JLR intends to specifically focus more on supplier awareness by preparing training modules and other information materials apprising them about the importance of this program and persuading them to participate by making complete disclosures.

While the RCOI and supply chain due diligence process is ongoing as of the date of this CMR, none of JLR’s suppliers that have responded to the CMRT Questionnaire have indicated that any 3TG Minerals that originate from any Covered Country have been included in the products supplied to JLR.

Independent Review by PricewaterhouseCoopers (“PwC”)

JLR engaged PwC to undertake an independent review (though not a formal audit) of a random sample of responses to check the integrity, coherence and efficiency of the inquiry process adopted by JLR. For this review, PwC chose a sample of 49 of the CMRT Questionnaire responses that JLR received in connection with the preparation of this CMR. 10 of these responses remain subject to further engagement with the relevant suppliers as of the date of this CMR. The conclusions from PwC’s review of the sample of CMRT Questionnaires for 2015 are summarized below:

•	For 2015, 5 JLR suppliers achieved “good visibility” of their supply chain, in comparison with 3 JLR suppliers for 2014; “good visibility” is deemed to have been achieved if a supplier is able to obtain information from 75% or more of its supply chain, including the smelter name and location.

•	30% have not yet implemented a conflict minerals policy, and approximately 40% have not yet implemented any due diligence measures beyond responding to the RCOI. JLR is planning to assist these suppliers in adopting an adequate conflict minerals policy and due diligence measures.

•	16 JLR suppliers provided a smelter list in their submission indicating that the smelters they use are located in Covered Countries and are not on the Conflict Free Smelter Program list. With respect to these suppliers, JLR intends to undertake further due diligence.

•	10 JLR suppliers declared in their CMRT Questionnaire that they did not supply JLR with products containing 3TG Minerals. The CMRT Questionnaire responses of these suppliers were compared to IMDS, and it was discovered that 5 of these suppliers do in fact supply JLR with components containing 3TG Minerals. With respect to these suppliers, JLR has planned to conduct an in-depth inquiry by asking detailed questions with documented evidence to conclusively determine whether they supply products containing 3TG Minerals.

•	Transparency of supplier reporting appears to have improved based on the greater number of CMRT Questionnaire responses received, compared to the previous year. A higher number of suppliers achieved good visibility due to their increased disclosure of smelter information.

3.	TDCV RCOI processes and communication with 3TG Mineral Suppliers

•	TDCV again reached out to all of its 273 domestic and overseas suppliers to submit a response to the CMRT Questionnaire, in line with the approach adopted last year. Apart from the RCOI inquiry, TDCV also targeted a group of 60 suppliers who responded that their components include one or more 3TG Minerals for further engagement through a detailed questionnaire, thus seeking specific information to trace the precise source of 3TG Minerals present in the components supplied by them.

RCOI Results

The RCOI data for TDCV cannot at this stage be attributed to a specific product or product-category level. Approximately 97% of suppliers queried responded to the CMRT Questionnaire (compared to 63% for the 2014 reporting year). Of the responding suppliers:

•	205 responded that they do not supply components containing any 3TG Minerals. TDCV intends to conduct further verification to determine conclusively the presence or absence of 3TG Minerals in the materials supplied by these suppliers.

•	60 responded that their components include one or more 3TG Minerals. However, their responses to the CMRT Questionnaire do not in all cases provide sufficient detail to trace the precise source and chain of custody of the 3TG Minerals.

Of the 60 suppliers who responded that their components include one or more 3TG Minerals, TDCV also noted, based on its inquiries, that:

•	For 2015, 50 suppliers acknowledged that 3TG Minerals are necessary to the production of the finished product that is manufactured by them. 6 suppliers denied the same. 4 suppliers are yet to determine whether 3TG Minerals are necessary to the production of the products manufactured by them.

•	10 suppliers acknowledged that certain of their smelters source 3TG Minerals from the Covered Countries. With respect to these 10 suppliers, TDCV has planned to conduct an awareness program and formal sessions with the suppliers to find an alternative way of sourcing these materials from conflict free zones. 13 suppliers denied the same.

•	16 suppliers noted that they have identified all smelters in their supply chain supplying 3TG Minerals. 40 suppliers denied the same. TDCV intends to conduct further verification to determine whether the ultimate sources are conflict free.

•	36 suppliers acknowledged that they have adopted a policy governing procurement and use of 3TG Minerals in their operations. 17 suppliers denied the same. 7 suppliers agreed that they participate in conflict free sourcing programs. 46 suppliers denied the same. With respect to the 17 suppliers that have not adopted such a policy and the 46 suppliers that do not participate in conflict free sourcing programs, TDCV is planning to conduct vendor council meetings and to formulate web tools to encourage and assist these suppliers to adopt such a policy and to participate in conflict free sourcing initiatives, respectively.

Section 4: Evaluation Process

TML India’s, JLR’s and TDCV’s evaluation teams reviewed a total of 922 RCOI responses (375, 282 and 265 for TML India, JLR and TDCV, respectively) they received in connection with the preparation of this CMR. TML conducted further verification with respect to 132 responses from potential 3TG Mineral suppliers (23, 49 and 60 for TML, JLR and TDCV, respectively).

As of the date of this CMR, evaluation teams at TML India, JLR and TDCV are engaging with suppliers who have not responded to the CMRT Questionnaire, or whose responses are otherwise insufficient for TML to determine the origin and chain of custody of the 3TG Minerals.

Section 5. Due Diligence Results

TML has a very complex supply chain with several tiers, and since it is a downstream supplier of finished products, it is several tiers away from mines, smelters and refineries. Due to such a position in the supply chain, TML needs to rely on the responses from and actions of its direct suppliers as to the sourcing of 3TG Minerals. For the reporting year 2015, the responses received by TML through the RCOI and the subsequent diligence have not provided adequate clarity as to the precise source or country of origin of all of the 3TG Minerals used in TML’s products. As a result, TML is unable to disclose specific information regarding the facilities and country of origin pertaining to the 3TG Minerals used in the manufacture of its products.

Nevertheless, TML continues to engage in extensive liaising with its direct suppliers to acquire more specific information regarding the smelters, miners and refineries and to fulfill its commitment to the Conflict Minerals Compliance Program. TML intends to determine and disclose the relevant specific information once more accurate and complete data is available from its suppliers. For the above purpose, TML intends to continue to extend efforts towards developing and implementing its CMCP and working with suppliers in examining their supply chains for purposes of tracing the country of origin and chain of custody of the 3TG Minerals used in the manufacturing or production of its products.

Section 6: The Road Ahead

TML is gradually taking steps forward to establish a responsible supply chain. To ensure accountability, TML already has strong company management systems in place to identify and assess risks in the supply chain. For the next reporting year, TML has planned to engage with senior management to enhance contribution of efforts and resources towards the existing Conflict Mineral Compliance Program. Further, TML intends to provide extensive training and support materials and communications to educate and address the concerns of its suppliers, internal team members and its subsidiaries on the conflict minerals sourcing and disclosure requirements. In addition, TML intends to improve its tools, templates and processes for additional supply chain due diligence and analysis of the results of such due diligence.

Apart from this structured engagement and based on its previous and current assessments, TML has identified certain risks and plans to design and implement appropriate strategies in an effort to mitigate risks in its supply chains. To ensure such risk mitigation, TML is continually communicating and following up with direct suppliers, who have not submitted their responses or submitted insufficient declarations, through online portals, vendor council meetings and direct communications by TML’s senior procurement executives. TML is simultaneously verifying the collected data and responses and seeks to address any discrepancies in the declarations submitted.

As it is evident from the survey undertaken that some suppliers do not have any 3TG Mineral sourcing policy or due diligence measures in place, TML is making efforts to encourage and assist such suppliers to develop their own conflict minerals supply chain policy and to participate in conflict free sourcing programs.

Further, with respect to those suppliers supplying components containing 3TG Minerals sourced from Covered Countries, TML is engaged in persuading these suppliers to audit its supply chain so as to ensure accurate reporting and simultaneously encouraging the supplier to source the 3TG Minerals from authorized or conflict free zones.

Section 7: Independent Audit

In accordance with the requirements of Rule 13p-1 and applicable guidance, the requirement for issuers to obtain an independent audit of its conflict minerals disclosures for 2015 is postponed pending further action from the Securities and Exchange Commission or its staff, unless the issuer voluntarily claims DRC conflict free status.

For the reporting year 2015, TML’s engagement through the RCOI process and detailed communication with its suppliers have not provided adequate information to determine the source or country of origin of 3TG Minerals used in its products. Thus, TML is unable to determine the conflict free status of any of its products as of the date of this CMR, and thus, in accordance with guidance from the Securities and Exchange Commission, it has not obtained an independent audit of its disclosures in this CMR for 2015.

Additional information on this CMR can be obtained by contacting TML at: conflictminerals@tatamotors.com.

Section 8: Conclusion

For the reporting year 2015, TML specifically focused on targeting a greater number of suppliers (as compared to 2014) and acquiring more specific information from these suppliers to enable TML to meet the requirements of its Conflict Minerals Compliance Program. TML India communicated with 87% of its suppliers (compared to 50% of its suppliers in 2014) and received responses from 40% these suppliers. TML India further targeted 23 high priority 3TG Mineral suppliers, of which 20 submitted declarations providing more specific information about the supply chain, which though not complete and adequate at this time, is crucial to eventually determine the country of origin and chain of custody of the 3TG Minerals. JLR and TDCV also targeted 49 and 60 suppliers, respectively, for further analysis. TML believes that the combined efforts of TML India, JLR and TDCV have improved the visibility of the use of 3TG Minerals in TML’s supply chain.

The declarations submitted by the suppliers queried by TML India, JLR and TDCV and the scope of this compliance program are currently being reviewed by CFCT and the Executive Steering Committee to identify the risks and activities that need to be addressed appropriately to meet the requirements of the Dodd-Frank Act and other related laws, as well as TML’s compliance policies, for the 2016 reporting period.

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